EXHIBIT 21

SUBSIDIARIES OF THE COMPANY
Name of Subsidiary	State or County of Incorporation

Southern Michigan Bank & Trust	Michigan

SMB&T Financial Services, Inc.	Michigan

SMB Mortgage Company	Michigan

Southern Michigan Bancorp, Inc. is the immediate parent and owns 100% of the outstanding shares of Southern Michigan Bank & Trust. Southern Michigan Bank & Trust is the immediate parent and owns 100% of the outstanding shares of SMB&T Financial Services, Inc. and SMB Mortgage Company.